Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland American Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-172862) on Form S-3 of Inland American Real Estate Trust, Inc. of our report dated March 8, 2012, with respect to the consolidated balance sheets of Inland American Real Estate Trust, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, which report appears in the Inland American Real Estate Trust, Inc. annual report on Form 10-K for the year ended December 31, 2011.

/s/ KPMG LLP

Chicago, Illinois

March 8, 2012